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Exhibit 12

                      TYSON FOODS, INC.
         STATEMENT SETTING FORTH COMPUTATIONS OF RATIOS
                OF EARNINGS TO FIXED CHARGES
                   (Dollars in Thousands)

                                           Fiscal Year Ended

                               1997     1996     1995      1994      1993

Net income for the period    $185,799  $86,867  $219,191  $(2,128)  $180,334
Add: Provision for Income     143,922   49,048   131,036  120,745    129,301
Taxes
Fixed Charges                 137,752  156,938   134,292  102,711     88,507
Less capitalized interest      (3,434)  (3,774)   (3,068)  (1,822)
Income before taxes on        464,039  289,079   481,451  219,506    396,857
income and fixed charges


Fixed charges: Interest       118,514  137,841   114,840   86,343     73,111
(1)
Capitalized interest            3,434    3,774     3,068    1,822      1,285
Rentals at computed            11,333   11,909    12,637    9,543      8,414
interest factor (2)
Amortization of debt            4,471    3,414     3,747    5,003      5,697
discount expense

TOTAL FIXED CHARGES           137,752  156,938   134,292  102,711     88,507

Ratio of earnings to fixed       3.37     1.84      3.59     2.14       4.48
charges

(1) Interest expense as reported in the Consolidated Results of Operations plus the Company's proportionate share of interest of 50% owned subsidiaries.

(2) Amounts represent those portions of rent expense (one-third) that are reasonable approximations of interest costs.